Exhibit 99.1

The Hague, April 26, 2007

AEGON introduces new lines of business reporting

As of 2007, AEGON will be reporting its operating earnings using a new line of business (LOB) format which more closely aligns with the way the business is managed within the geographical areas. Today, AEGON published the previously issued 2005 and 2006 quarterly results using this new reporting format. On May 9, 2007, AEGON will publish its first quarter 2007 results in the new reporting format.

Until January 1, 2007, AEGON’s segment reporting was based on product characteristics, such as traditional life and fixed annuities. The new LOB reporting format will more closely align with the way AEGON’s businesses are managed within the geographical areas, and at the same time, highlight the performance of the key product groups: pensions, life insurance and investment products.

The following lines* have been established:

-	Life and protection
-	Individual savings and retirement products
-	Pensions and asset management
-	Institutional products
-	Reinsurance
-	Distribution
-	General insurance
-	Other
-	Interest charges and other

* Please refer to pages 8 and 9 of this release for details about the way products have been grouped in the new lines.

Some additional changes will be made to the information AEGON provides quarterly. As of May 9th, net operating earnings by geographical area as well as on a consolidated basis will be provided.

Please refer to the tables below for the previously issued 2005 and 2006 quarterly results using the new LOB reporting format. These reports contain no restatement.

Starting the first quarter 2007, AEGON will publish a financial supplement on a quarterly basis. This supplement includes more detailed quantitative financial information to facilitate more detailed analysis and will be published on AEGON’s corporate website. Please refer to www.aegon.com for the financial supplement covering 2005 and 2006.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

PREVIOUSLY ISSUED 2005 AND 2006 QUARTERLY RESULTS USING NEW LOB FORMAT

EARNINGS OVERVIEW						UNAUDITED
						amounts in millions
	EUR					EUR
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection	188	212	305	242	947	394	326	256	274	1,250
Individual savings and retirement products	69	46	134	223	472	166	162	111	191	630
Pensions and asset management	94	177	113	132	516	177	106	159	135	577
Institutional products	90	80	108	95	373	104	83	76	120	383
Reinsurance	29	21	30	25	105	55	42	26	40	163
Distribution	7	1	(28)	(15)	(35)	0	4	2	6	12
General insurance	17	18	10	10	55	11	23	13	8	55
Other	0	(1)	1	(6)	(6)	0	(1)	1	0	0
Interest charges and other	(64)	(79)	(74)	(63)	(280)	(80)	(65)	(58)	(39)	(242)

Operating earnings before tax	430	475	599	643	2,147	827	680	586	735	2,828
Gains/(losses) on investments	307	508	201	141	1,157	(32)	150	348	3	469
Impairment charges	(10)	21	8	(5)	14	6	(31)	(23)	23	(25)
Other income/(charges)	204	27	22	24	277	38	(29)	39	38	86
Share in profit/(loss) of associates	3	11	(2)	8	20	6	7	6	13	32

Income before tax	934	1,042	828	811	3,615	845	777	956	812	3,390
Income tax	(256)	(293)	(213)	(123)	(885)	(215)	(113)	(277)	4	(601)
Minority interests	(1)	2	2	(1)	2	0	0	0	0	0

Net income [1]	677	751	617	687	2,732	630	664	679	816	2,789

Net operating earnings	306	367	455	557	1,685	602	480	461	685	2,228

Net income in USD	888	948	748	819	3,403	758	834	866	1,047	3,505
Net operating earnings in USD	401	464	560	673	2,098	725	606	592	863	2,786

Amounts per common share of EUR 0.12
Net operating earnings in EUR	0.18	0.17	0.27	0.33	0.95	0.36	0.24	0.26	0.41	1.27
Net operating earnings fully diluted in EUR	0.18	0.17	0.27	0.33	0.95	0.36	0.24	0.26	0.41	1.27

Net operating earnings in USD	0.24	0.21	0.33	0.40	1.18	0.43	0.31	0.33	0.53	1.60
Net operating earnings fully diluted in USD	0.24	0.21	0.33	0.40	1.18	0.43	0.31	0.33	0.53	1.60

[1]	Net income refers to net income attributable to equity holders of AEGON N.V.

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AMERICAS								UNAUDITED
amounts in millions
	USD					USD
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection
Life	148	169	222	168	707	163	193	189	196	741
Accident and health	104	94	82	65	345	88	118	120	91	417
Individual savings and retirement products
Fixed annuities	54	128	128	154	464	111	134	87	145	477
Variable annuities	27	(52)	30	107	112	85	52	42	87	266
Retail mutual funds	0	(4)	0	4	0	0	2	(2)	5	5
Pensions and asset management	34	48	34	26	142	34	46	22	37	139
Institutional products
Institutional guaranteed products	98	89	116	94	397	109	85	81	133	408
BOLI / COLI	20	12	16	19	67	16	20	17	21	74
Reinsurance	38	26	37	30	131	66	53	34	52	205

Operating earnings before tax	523	510	665	667	2,365	672	703	590	767	2,732
Gains/(losses) on investments	74	48	100	77	299	7	(126)	9	82	(28)
Impairment charges	18	41	11	(17)	53	(3)	(23)	(16)	27	(15)

Income before tax	615	599	776	727	2,717	676	554	583	876	2,689
Income tax	(191)	(161)	(225)	(128)	(705)	(191)	(155)	(139)	(253)	(738)
Minority interests	0	2	0	0	2	0	0	0	0	0

Net income	424	440	551	599	2,014	485	399	444	623	1,951

Net operating earnings	365	381	478	559	1,784	483	496	448	551	1,978

Standardized new premium production insurance
Life single premiums	492	206	311	289	1,298	251	269	1,226	456	2,202
Life recurring premiums annualized	257	272	249	258	1,036	247	255	209	318	1,029
Life insurance products total recurring plus 1/10 single	306	293	280	287	1,166	272	282	332	363	1,249
Life	190	209	200	201	800	175	179	155	224	733
BOLI/COLI	43	18	15	30	106	22	14	114	52	202
Reinsurance	73	64	66	56	259	75	89	64	87	315

Standardized new premium production insurance	306	293	280	287	1,166	272	282	332	363	1,249
New premium production accident and health insurance	237	232	231	249	949	231	241	223	258	953

Gross deposits
Fixed annuities	391	392	445	456	1,684	349	317	411	292	1,369
Variable annuities	740	746	750	712	2,948	874	890	828	804	3,396
Pensions	898	809	1,155	987	3,849	1,031	899	905	1,181	4,016
Institutional guaranteed products	3,177	2,521	2,893	2,121	10,712	4,609	2,160	3,122	2,610	12,501

Total production on balance sheet	5,206	4,468	5,243	4,276	19,193	6,863	4,266	5,266	4,887	21,282

Off balance sheet production
Synthetic GICs	1,584	1,724	2,333	2,598	8,239	1,550	2,345	1,599	7,134	12,628
Retail mutual funds	472	443	412	476	1,803	677	802	635	662	2,776
Other managed assets	1,602	878	80	585	3,145	357	499	410	376	1,642
Pensions	1,485	1,072	1,356	1,253	5,166	1,735	1,330	1,023	1,195	5,283

Total production off balance sheet	5,143	4,117	4,181	4,912	18,353	4,319	4,976	3,667	9,367	22,329

Total on and off balance sheet production
Pensions	2,383	1,881	2,512	2,240	9,016	2,766	2,230	1,927	2,376	9,299
Institutional guaranteed products	4,761	4,245	5,226	4,719	18,951	6,159	4,505	4,721	9,744	25,129

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AMERICAS								UNAUDITED
amounts in millions
	EUR					EUR
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection
Life	113	134	180	142	569	136	153	148	152	589
Accident and health	79	75	68	55	277	73	94	94	70	331
Individual savings and retirement products
Fixed annuities	41	100	104	127	372	92	107	68	113	380
Variable annuities	21	(41)	23	86	89	71	41	32	69	213
Retail mutual funds	0	(3)	0	3	0	0	2	(2)	4	4
Pensions and asset management	26	38	28	22	114	28	37	17	29	111
Institutional products
Institutional guaranteed products	75	70	95	79	319	91	67	63	104	325
BOLI / COLI	15	10	13	16	54	13	16	13	16	58
Reinsurance	29	21	30	25	105	55	42	26	40	163

Operating earnings before tax	399	404	541	555	1,899	559	559	459	597	2,174
Gains/(losses) on investments	56	39	81	64	240	6	(103)	9	66	(22)
Impairment charges	14	32	9	(13)	42	(3)	(18)	(13)	22	(12)

Income before tax	469	475	631	606	2,181	562	438	455	685	2,140
Income tax	(146)	(128)	(183)	(109)	(566)	(159)	(122)	(108)	(198)	(587)
Minority interests	0	2	0	0	2	0	0	0	0	0

Net income	323	349	448	497	1,617	403	316	347	487	1,553

Net operating earnings	278	302	389	463	1,432	402	394	349	429	1,574

Standardized new premium production insurance
Life single premiums	375	168	256	243	1,042	209	214	978	351	1,752
Life recurring premiums annualized	196	215	205	216	832	205	203	163	248	819
Life insurance products total recurring plus 1/10 single	234	231	231	240	936	226	224	261	283	994
Life	145	165	164	168	642	146	142	120	175	583
BOLI/COLI	33	15	13	25	86	18	11	91	40	160
Reinsurance	56	51	54	47	208	62	71	50	68	251

Standardized new premium production insurance	234	231	231	240	936	226	224	261	283	994
New premium production accident and health insurance	181	184	189	208	762	192	192	174	201	759

Gross deposits
Fixed annuities	298	311	363	380	1,352	290	251	324	225	1,090
Variable annuities	564	591	614	597	2,366	727	707	646	622	2,702
Pensions	685	643	938	825	3,091	857	712	706	921	3,196
Institutional guaranteed products	2,423	2,008	2,369	1,800	8,600	3,833	1,670	2,435	2,010	9,948

Total production on balance sheet	3,970	3,553	4,284	3,602	15,409	5,707	3,340	4,111	3,778	16,936

Off balance sheet production
Synthetic GICs	1,208	1,364	1,893	2,149	6,614	1,289	1,877	1,243	5,640	10,049
Retail mutual funds	360	352	339	397	1,448	563	639	495	512	2,209
Other managed assets	1,222	707	97	499	2,525	297	399	320	291	1,307
Pensions	1,132	856	1,109	1,050	4,147	1,442	1,050	789	923	4,204

Total production off balance sheet	3,922	3,279	3,438	4,095	14,734	3,591	3,965	2,847	7,366	17,769

Total on and off balance sheet production
Pensions	1,817	1,499	2,047	1,875	7,238	2,299	1,762	1,495	1,844	7,400
Institutional guaranteed products	3,631	3,372	4,262	3,949	15,214	5,122	3,547	3,678	7,650	19,997

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THE NETHERLANDS								UNAUDITED
amounts in millions
	EUR					EUR
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection
Life	(19)	(24)	46	24	27	176	58	(15)	29	248
Accident and health	8	20	5	12	45	5	12	10	7	34
Individual savings and retirement products
Saving products	7	(10)	7	11	15	4	12	14	5	35
Pensions and asset management	22	87	38	53	200	90	30	101	52	273
Distribution	8	0	1	(4)	5	7	5	1	5	18
General insurance	10	10	4	6	30	4	13	6	3	26

Operating earnings before tax	36	83	101	102	322	286	130	117	101	634
Gains/(losses) on investments	234	495	142	114	985	(70)	260	286	(63)	413
Impairment charges	(24)	(10)	(1)	10	(25)	9	(13)	(9)	1	(12)
Share in profit/(loss) of associates	0	1	0	3	4	1	2	1	3	7

Income before tax	246	569	242	229	1,286	226	379	395	42	1,042
Income tax	(70)	(144)	(36)	(22)	(272)	(28)	(40)	(113)	179	(2)

Net income	176	425	206	207	1,014	198	339	282	221	1,040

Net operating earnings	29	62	85	87	263	212	85	93	162	552

Standardized new premium production insurance
Life single premiums	395	188	216	280	1,079	399	229	284	336	1,248
Life recurring premiums annualized	37	30	22	34	123	38	27	25	33	123
Life insurance products total recurring plus 1/10 single	77	49	44	61	231	78	50	53	67	248
New premium production accident and health insurance	4	2	2	0	8	14	12	10	10	46
New premium production general insurance	11	10	9	10	40	12	8	7	6	33

Gross deposits
Saving deposits	859	642	1,038	939	3,478	708	662	528	503	2,401

Total production on balance sheet	859	642	1,038	939	3,478	708	662	528	503	2,401

Off balance sheet production
Other managed assets	478	17	220	149	864	125	9	109	165	408

Total production off balance sheet	478	17	220	149	864	125	9	109	165	408

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UNITED KINGDOM								UNAUDITED
amounts in millions
	GBP					GBP
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection	2	0	0	(1)	1	0	4	5	3	12
Pensions and asset management	32	34	33	38	137	42	35	33	35	145
Distribution	(1)	1	(20)	(7)	(27)	(5)	(1)	1	1	(4)

Operating earnings before tax	33	35	13	30	111	37	38	39	39	153
Gains/(losses) on investments	2	2	(1)	3	6	(2)	0	8	5	11
Impairment charges	0	(1)	0	(1)	(2)	0	(1)	0	0	(1)
Other income/(charges) [1]	8	30	15	18	71	30	(19)	26	24	61
Share in profit/(loss) of associates	0	0	0	0	0	0	0	0	1	1

Income before tax	43	66	27	50	186	65	18	73	69	225
Income tax attributable to policyholder return	(8)	(30)	(15)	(18)	(71)	(19)	19	(27)	(24)	(51)

Income before income tax on shareholders return	35	36	12	32	115	46	37	46	45	174
Income tax on shareholders return	(10)	(8)	(1)	2	(17)	(7)	(1)	(11)	3	(16)

Net income	25	28	11	34	98	39	36	35	48	158

Net operating earnings	24	26	12	34	96	29	36	30	44	140

Standardized new premium production insurance [2]
Life single premiums	626	741	808	1,010	3,185	1,067	1,350	1,578	1,661	5,656
Life recurring premiums annualized	81	103	89	95	368	110	147	111	122	490
Life insurance products total recurring plus 1/10 single	144	177	170	196	687	217	282	269	288	1,056

Off balance sheet production
Retail mutual funds	65	58	107	82	312	124	99	106	105	434
Other managed assets	15	531	171	3	720	179	127	13	55	374

Total production off balance sheet	80	589	278	85	1,032	303	226	119	160	808

[1]

Included in other income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

UNITED KINGDOM								UNAUDITED
amounts in millions
	EUR					EUR
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection	2	1	0	(1)	2	0	6	8	6	20
Pensions and asset management	46	51	47	56	200	61	50	48	52	211
Distribution	(1)	1	(29)	(11)	(40)	(7)	(1)	1	1	(6)

Operating earnings before tax	47	53	18	44	162	54	55	57	59	225
Gains/(losses) on investments	3	3	(1)	4	9	(2)	(1)	11	8	16
Impairment charges	0	(1)	0	(2)	(3)	0	(1)	0	0	(1)
Other income/(charges) [1]	12	43	22	27	104	43	(27)	38	36	90
Share in profit/(loss) of associates	0	0	0	0	0	0	0	0	1	1

Income before tax	62	98	39	73	272	95	26	106	104	331
Income tax attributable to policyholder return	(12)	(43)	(22)	(27)	(104)	(28)	28	(39)	(36)	(75)

Income before income tax on shareholders return	50	55	17	46	168	67	54	67	68	256
Income tax on shareholders return	(14)	(12)	(3)	5	(24)	(10)	(2)	(15)	3	(24)
Minority interest	0	(1)	2	(1)	0	0	0	0	0	0

Net income	36	42	16	50	144	57	52	52	71	232

Net operating earnings	34	39	17	50	140	43	53	44	65	205

Standardized new premium production insurance [2]
Life single premiums	903	1,093	1,179	1,483	4,658	1,556	1,964	2,309	2,478	8,307
Life recurring premiums annualized	118	151	130	139	538	161	214	162	183	720
Life insurance products total recurring plus 1/10 single	209	260	248	287	1,004	316	410	393	431	1,551

Off balance sheet production
Retail mutual funds	94	86	156	120	456	181	144	155	157	637
Other managed assets	22	775	249	7	1,053	260	185	21	83	549

Total production off balance sheet	116	861	405	127	1,509	441	329	176	240	1,186

[1]

Included in other income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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OTHER COUNTRIES								UNAUDITED
amounts in millions
	EUR					EUR
	2005					2006
	First quarter	Second quarter	Third quarter	quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Operating earnings before tax by line of business
Life and protection
Life	5	5	5	10	25	3	2	10	9	24
Accident and health	0	1	1	0	2	1	1	1	1	4
Individual savings and retirement products
Variable annuities	0	0	0	0	0	0	0	0	1	1
Saving products	0	0	0	(5)	(5)	(1)	(1)	(1)	(2)	(5)
Mutual funds	0	0	0	1	1	0	1	0	1	2
Pensions and asset management	0	1	0	1	2	(2)	(11)	(7)	2	(18)
General insurance	7	8	6	4	25	7	10	7	5	29
Other	0	(1)	1	(6)	(6)	0	(1)	1	0	0

Operating earnings before tax	12	14	13	5	44	8	1	11	17	37
Gains/(losses) on investments	4	2	5	1	12	14	1	0	5	20
Other income/(charges)	192	(16)	0	0	176	0	(1)	0	1	0
Share in profit/(loss) of associates	3	10	(2)	5	16	5	5	5	9	24

Income before tax	211	10	16	11	248	27	6	16	32	81
Income tax	(34)	0	(2)	(1)	(37)	(7)	(2)	(5)	(31)	(45)

Net income	177	10	14	10	211	20	4	11	1	36

Net operating earnings	9	11	10	5	35	4	(1)	6	(13)	(4)

Standardized new premium production insurance
Life single premiums	13	7	14	94	128	107	124	112	285	628
Life recurring premiums annualized	91	190	30	44	355	55	40	38	62	195
Life insurance products total recurring plus 1/10 single	92	191	31	54	368	66	52	49	91	258
New premium production accident and health insurance	3	1	2	1	7	2	1	2	1	6
New premium production general insurance	6	6	7	6	25	5	6	5	7	23

Gross deposits
Variable annuities	1	1	1	2	5	1	2	1	2	6

Total production on balance sheet	1	1	1	2	5	1	2	1	2	6

Off balance sheet production
Retail mutual funds	18	16	15	18	67	33	30	29	6	98
Other managed assets	6	6	7	7	26	21	20	29	13	83
Pensions	86	27	57	55	225	60	57	66	95	278

Total production off balance sheet	110	49	79	80	318	114	107	124	114	459

RECONCILIATION NET OPERATING EARNINGS TO INCOME BEFORE TAX								UNAUDITED
amounts in millions
	EUR					EUR
	2005					2006
	First quarter	Second quarter	Third quarter	Fourth quarter	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Net operating earnings	306	367	455	557	1,685	602	480	461	685	2,228
Income tax on operating earnings	124	108	144	86	462	225	200	125	50	600
Operating earnings before tax	430	475	599	643	2,147	827	680	586	735	2,828
Net gains on investments	308	540	223	198	1,269	(30)	690	93	211	964
Other income	192	(16)	0	0	176	10	0	0	2	12
Net losses on investments	(1)	(32)	(22)	(57)	(112)	(2)	(540)	255	(208)	(495)
Impairment charges	(10)	21	8	(5)	14	6	(31)	(23)	23	(25)
Other charges	0	0	0	(3)	(3)	0	(1)	0	0	(1)
Policyholder tax	12	43	22	27	104	28	(28)	39	36	75
Share in profit/(loss) of associates	3	11	(2)	8	20	6	7	6	13	32

Income before tax	934	1,042	828	811	3,615	845	777	956	812	3,390

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GLOSSARY ON NEW LINES OF BUSINESS

The description of each line of business provides general guidance to the reader but is not intended to be exhaustive and may change from time to time.

Life and protection

Included in the line life and protection are products with mortality, morbidity and longevity risks. Reported in life and protection are traditional life and universal life products, including endowment, term and whole life insurance products sold by AEGON Americas and AEGON The Netherlands. Also included are annuity products sold by AEGON The Netherlands and term insurance and annuity products sold by AEGON UK. Most of the business written by countries in the Other countries segment is also reported in this line with the exception of general insurance business sold by Hungary and pension business of the CEE countries and Spain.

Accident and health business comprises products with morbidity risk like accidental death and dismemberment insurance, critical illness, cancer treatment, disability, income protection and long-term care insurance in the Americas, the Netherlands, the UK and Spain. Also included are sick leave products sold by AEGON The Netherlands.

Individual savings and retirement products

The line individual savings and retirement products includes products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas. The products are primarily in the accumulation phase but also includes immediate and pay-out annuities. In addition, the (long-term) saving products sold by AEGON The Netherlands and retail mutual fund sold by AEGON Americas and Hungary are included. Also included in this line are investment products sold by the Czech Republic and Taiwan.

Pensions and asset management

The line pensions- and asset management includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. This line includes products sold by AEGON Americas’ divisions Diversified Investment Advisors and Transamerica Retirement Services, group pension products sold by AEGON The Netherlands, AEGON UK’s individual and group pension business as well as the pension business of the CEE countries and Spain. In addition, asset management services provided to third parties are included in this line.

Institutional products

Institutional products includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products. Institutional products also include bank- or corporate-owned life insurance (BOLI/COLI) sold to corporations as a method of funding employee benefit plans.

Reinsurance

The reinsurance line includes the business assumed by Transamerica Reinsurance of AEGON Americas. No changes have been made to what was previously reported in this line.

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Distribution

Distribution includes commissions earned by independent financial advisors in the Netherlands (UnirobeMeeùs and Nedasco) and the UK (Positive Solutions, Origen).

General insurance

General insurance includes mainly automotive insurance, liability insurance, household insurance and fire protection. General insurance is sold in the Netherlands and Hungary. No changes have been made to what was previously reported in this line.

Other

Other is used to report any items which cannot be directly allocated to a specific line of business. No changes have been made to what was previously reported in this line.

Interest charges and other

Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-    The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-    The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;
•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;
•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
•	Acts of God, acts of terrorism, acts of war and pandemics;
•	Changes in the policies of central banks and/or governments;
•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
•	Customer responsiveness to both new products and distribution channels;
•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

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